May 5, 1997


Mr. Russell Leone
U. S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Mail Stop 7-2

Dear Mr. Leone:

     Per your notice and on behalf of LS Capital Corporation f/k/a "Lone Star Casino Corporation" (the "Company"), I am writing this letter to request that the Company's Registration Statement on Form S-1, Registration No. 333-4322 (the "Registration Statement"), be withdrawn. This request is made because the Company has decided not to register at this time the shares proposed to be covered by the Registration Statement. If you have any questions or comments about this request, please call me. Otherwise, we look forward to receiving notification as to your response to our request for a withdrawal of the Registration Statement. Thank you for your attention to this matter.


                                         Very truly yours,


                                         /S/Randall W. Heinrich


cc:  Mr. Paul J. Montle